Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 24, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 12, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from IM Cannabis Corp. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:


Common Shares, without par value


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery